Filed pursuant to Rule 424(b)(5)
of the Securities Act of 1933,
as amended, and relating to
Registration Number 333-155774
NOT FOR DISTRIBUTION IN SINGAPORE
PROSPECTUS SUPPLEMENT
(To prospectus supplement dated March 11, 2009
and prospectus dated March 9, 2009)
CHARTERED SEMICONDUCTOR MANUFACTURING LTD.
(Registration No. (UEN) 198703584K)
(Incorporated in the Republic of Singapore on November 16, 1987)
27 for 10 Renounceable Rights Offering of 6,869,926,194 Ordinary Shares
directly or in the form of American Depositary Shares
     We distributed to holders of our ordinary shares rights to buy new ordinary shares at S$0.07 per new ordinary share and holders of our American Depositary Shares, or ADSs, rights to buy new ADSs at US$0.46 per new ADS (which was the U.S. dollar equivalent of the ordinary share subscription price of S$0.07, multiplied by ten, based on the prevailing exchange rate on April 6, 2009, the last day of the ordinary share subscription period). New ordinary shares and new ADSs not subscribed for pursuant to the exercise of rights were available for subscription by holders of ordinary share rights who validly exercised all of the ordinary share rights initially allotted to them and by holders of ADS rights who validly exercised all of their ADS rights.
     Pursuant to an underwriting agreement, the underwriters severally agreed, subject to certain conditions, to underwrite all the new ordinary shares offered for subscription (directly or in the form of ADSs) in the rights offering. Pursuant to a standby purchase agreement, Singapore Technologies Semiconductors Pte Ltd, or ST Semiconductors, our major shareholder, agreed with the underwriters to act as a standby purchaser and purchase up to 6,182,933,575 new ordinary shares, or approximately 90.0% of the total number of new ordinary shares offered for subscription in the rights offering. ST Semiconductors’ standby purchase commitment is to be reduced by the number of ordinary shares for which it subscribed pursuant to the exercise of its pro rata entitlement and any excess rights shares that it acquired.
     A total of 9,863,594,873 new ordinary shares (directly or in the form of ADSs), representing approximately 144% of the total number of new ordinary shares offered for subscription (directly or in the form of ADSs) in the rights offering, were subscribed for in the rights offering. Of these shares, 6,498,268,407 new ordinary shares (including 9,549,310 ADSs) were subscribed for pursuant to the exercise of ordinary share rights and ADS rights, and 3,365,326,466 new ordinary shares (including 2,804,490 ADSs) were subscribed for pursuant to applications for excess ordinary shares and excess ADSs. These subscriptions and applications include a subscription by ST Semiconductors pursuant to its undertaking to exercise its pro rata entitlement and an application for excess ordinary shares.
     A total of 371,657,787 new ordinary shares (including in the form of ADSs) which were not validly subscribed for pursuant to the exercise of rights will be allocated and allotted to satisfy applications for excess new ordinary shares and excess ADSs. Such allocation and allotment will be made at the discretion of our company primarily based on each applicant’s relative shareholding in our company as of the ordinary share books closure date and the ADS record date, respectively, provided that no applicant for excess rights shares shall be allocated or allotted more excess rights shares than the number for which it has applied. Priority will be given to the rounding of odd lots for holders of ordinary share rights but otherwise, no distinction will be made among directors, substantial shareholders, other shareholders of our company and other applicants for excess rights shares.
     Of the 6,869,926,194 new ordinary shares (including in the form of ADSs) to be issued in the rights offering, 6,498,268,407 new ordinary shares (including 9,549,310 ADSs) will be issued pursuant to the exercise of ordinary share rights and ADS rights, and 371,657,787 new ordinary shares (directly or in the form of ADSs) will be issued pursuant to allocations of excess ordinary shares and excess ADSs.
     As all 6,869,926,194 new ordinary shares (including in the form of ADSs) offered in the rights offering were subscribed for pursuant to the exercise of rights and applications for excess rights shares, no new ordinary shares were purchased by any underwriter pursuant to the underwriting agreement.
     The new ordinary shares are expected to be issued on or about April 15, 2009 and listed and quoted on the Singapore Exchange Securities Trading Limited on or about April 16, 2009. The new ADSs are expected to be listed and quoted on the Nasdaq Global Select Market on or about April 16, 2009 and distributed on or about April 17, 2009.

     Investing in our ordinary shares and ADSs involves a high degree of risk. Please see “Risk Factors” beginning on page S-19 of the prospectus supplement dated March 11, 2009 and “Item 3. Key Information — D. Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2008 for a discussion of those risks.
     Neither the United States Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense in the United States.
     This prospectus supplement has not been lodged with the Monetary Authority of Singapore. Accordingly, this prospectus supplement may not be circulated or distributed, directly or indirectly, in Singapore.

Citi	Deutsche Bank	Morgan Stanley

The date of this prospectus supplement is April 9, 2009.

DEFINITIVE ADS SUBSCRIPTION PRICE
     The definitive ADS subscription price is US$0.46 per new ADS (which was the U.S. dollar equivalent of the ordinary share subscription price of S$0.07, multiplied by ten, based on the prevailing exchange rate on April 6, 2009, the last day of the ordinary share subscription period).
     As the definitive ADS subscription price is lower than the US$0.53 per ADS subscription price that each exercising ADS rights holder has paid to Citibank, N.A., the ADS rights agent, for subscription of new ADSs and/or excess ADSs (to account for possible exchange rate fluctuations and, in the event of an excess balance following the exchange rate application, to compensate the depositary for the issuance of the new ADSs subscribed for), the ADS rights agent will refund as soon as practicable the aggregate excess in U.S. dollars to each relevant ADS rights holder, without interest arising therefrom.

TRANSACTIONS BY UNDERWRITERS
     During the trading period for ordinary share rights and ADS rights from March 23, 2009 to March 31, 2009:
•	No ordinary share rights or ADS rights were purchased or sold by the underwriters in the open market.
     During the subscription period for new ordinary shares from March 23, 2009 to April 6, 2009, and the subscription period for the new ADSs from March 23, 2009 to April 3, 2009:
•	No securities were bought by the underwriters in stabilizing transactions in connection with the rights offering.

•	No ordinary shares or ADSs were purchased by the underwriters in the open market.
     The foregoing relates to the underwriters’ market making and proprietary transactions.

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